Contact

www.linkedin.com/in/bob-
demars-975bba5 (LinkedIn)

Top Skills

Television
Entertainment
Video Production

Bob DeMars

CEO and Founder at Blind Barrels
Los Angeles, California, United States

Summary

Bobby DeMars is the Founder of Blind Barrels - a blind whiskey tasting subscription that is disrupting the industry's current distribution model by showcasing American craft distilleries, ones which rarely get the shelf space they deserve. The recent quarantine brought about blind whiskey tastings with friends, and DeMars saw an opportunity for a startup unlike any other in the alcohol industry. These blind tastings are all about discovery, education, removing brand bias, and, of course, supporting smaller distillers that are making some amazing handmade products. Each quarter, subscribers get to test their senses by tasting and discovering hard-to-try-or-find craft whiskey brands - ones that deserve to be discovered.

A former USC football player (1997-2001), DeMars is an award-winning filmmaker whose documentary, "The Business of Amateurs" (2016), took on the NCAA's exploitation of college athletes and the prevalence of brain trauma inherent to college football. He is on the oversight committee for the National College Players Association (NCPA). Both the film and the NCPA have been instrumental in passing laws for college athlete rights, including the Supreme Court ruling in 2021 that opened the door for college athletes to make money from their Name Image Likeness (NIL). st talented Entertainment personalities as a writer, director, producer and creative consultant in the industry. My objective is to make a positive difference in the lives of people I touch through my words, actions or humor by making a mark in this world

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Experience

Blind Barrels
CEO and Founder
January 2021 - Present (3 years 11 months)
Westlake Village, California, United States

Transcend Educational Group
Co-Founder
May 2019 - Present (5 years 7 months)
Westlake Village, California

Sonderful Entertainment
Writer/Director
January 2013 - Present (11 years 11 months)
Los Angeles, CA

Pelagius Films
Producer
September 2003 - 2013 (10 years)

BookSmart Tutors
Owner
2003 - 2007 (4 years)

Education

USC Marshall School of Business
 · (1997 - 2002)

University of Southern California
Bachelor of Science, Business and Cinema/Television · (1997 - 2002)

El Camino Real